June 20, 2019

Shawn J. Lindquist
Chief Legal Officer
APX Group Holdings, Inc.
4931 North 300 West
Provo, Utah 84604

       Re: APX Group Holdings, Inc.
           Registration Statement on Form S-4
           Filed June 13, 2019
           File No. 333-232103

Dear Mr. Lindquist:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Gregory Dundas, Attorney Adviser, at (202) 551-3436 with any questions.



                                                            Sincerely,

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